

Mail Stop 3720

October 19, 2007

Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12 Inc.**
> **Form S-1/A**
> **Filed October 9, 2007**
> **File No. 333-144894**

Dear Mr. Packard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

<u>Key Aspects and Trends of Our Operations, page 30</u>

<u>Selling, Administrative and Other Operating Expenses, page 33</u>

1. We note your revisions in response to our prior comment two. Please explain your statement that "current management resources and other corporate infrastructure can scale effectively…" Clarify what expenses you are referring to

and why these expenses are not expected to increase as fast as other selling, administrative and other operating expenses as you continue to grow.

Business, page 49

Our Company, page 49

2.   We note your revised disclosure in the second paragraph on page 50 in response to our prior comment five. However, based on your revised disclosure, it is not clear to us what services you provide to the "additional 27 schools" you mention. Please further revise to clarify your relationship with these additional 27 schools.

Competition, page 63

3.   We note your response to our prior comment six. Please revise your disclosure to briefly describe why you are not able to provide meaningful market share data with respect to your virtual public school operations.

Regulation, page 67

4.   Balance your statement on page 67 that you "believe that new legislation would be required in only a few states to expand [your] ability to serve virtual public schools" with disclosure about the difficulty in generally getting such legislation enacted. We note on page 83 that the achievement of jurisdictional and enrollment expansion targets typically involves a major initiative (often taking several years) to secure legislation and regulations permitting virtual public schools.

Compensation Discussion and Analysis, page 80

Elements of Compensation, page 81

5.   We note your revised disclosure on pages 81 and 82 in response to our prior comment eight. Please further revise to explain how individual contributions were measured and discuss how the factors you cite contributed to difference in bonus levels.

Employment, Severance and Change in Control Arrangements, page 84

6.   We note your revised disclosure on page 84. If any other individual or individuals served as your principal executive officer or principal financial officer during your fiscal year ended June 30, 2007, revise your Compensation Discussion and Analysis and compensation tables to reflect that such other individuals are named executive officers. Refer to Regulation S-K Items 402(a)(3)(i) and (ii) and 402(a)(4).

Audited Financial Statements, F-1
2. Revenue Recognition and Concentration of Revenues, page F-7

7. We note your policy disclosure concerning your compliance with the guidance in EITF 99-19. We also note you disclose on page 58 that "teachers in the virtual public schools that we serve are generally employed by the school, with ultimate authority over these teachers residing with the schools governing body." Tell us if you gross-up your revenues for the salaries and other related payroll costs of any teachers, administrators, or other staff persons employed by the schools. If so, please explain your basis for doing so under EITF 99-19, including a comprehensive explanation of how you have analyzed each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in these arrangements.

4. Income Taxes, page F-13

8. We note your response to comment 17, but we continue to question the reasonableness of your policy of fully reserving your deferred tax assets. The reason you give for considering additional evidence, cumulative earnings that is insignificant when compared to cumulative revenue, does not appear relevant to an assessment of the likelihood of realizing deferred tax assets.

   Regarding your analysis of additional positive and negative evidence, seasonal fluctuations in operating results alone should have no bearing on the necessity of a deferred tax asset valuation allowance. We also do not understand why you cite a cumulative pre-tax loss over the previous five quarters as evidence, as this double counts the fourth quarter - your poorest performing quarter of your fiscal year. This seems subjective and unbalanced, and gives the appearance of bias on the part of management.

   Further, you state in your response that "the rapid growth in revenues and related expansion of infrastructure and marketing reduces the significance of the positive evidence provided by the previous three years of cumulative earnings." It seems a rapid growth in revenues would be additional positive evidence supporting a reduction in your deferred tax asset valuation allowance. An expansion of infrastructure and marketing seem to be investments that would only be undertaken by management with an expectation of generating future income in excess of the invested amounts. It seems inconsistent to rely upon this as negative evidence when a reasonable person would only undertake such expenditures after concluding that it is more likely than not that they will provide a positive return on the amounts expended.

The information you provide in the bullets to your response to comment 17, described as "other available positive and negative evidence," appear to be inconsistent with the factually based evidence given as examples in paragraphs 23 and 24 of SFAS No. 109. The possibility of some negative event occurring in the future is not objectively verifiable evidence. Also, you forgot to mention the benefits of an IPO such as improved liquidity, reduced leverage, and access to capital, while citing the costs of being a public company as negative evidence. In this regard, we note under Use of Proceeds that it is your intention to repay outstanding debt which, with the resulting reduction of future interest expense, should be considered objectively verifiable positive evidence.

In the absence of objectively verifiable negative evidence that clearly outweighs the significant, objectively verifiable positive evidence; we believe you should reduce the amount of your deferred tax valuation allowance. Revise your financial statements or provide us an analysis that supports your current policy of fully reserving your deferred tax assets.

9.   It is unclear why you disclose on page 39 that you do not have a history of tax earnings when, in fact, you have had earnings before income taxes in each of the past two years. Further, it is unclear if a "history of tax earnings" is referring to taxable income before or after benefiting from reversing temporary differences and loss carryforwards. Please clarify this disclosure and advise us.

9. Stock Option Plan, pages F-17 – F-20

10.   We note your response to prior comment 73. We note that you applied a valuation discount to account for the probability of completing a public offering in your application of the PWERM approach. With respect to each of your option grants, disclose the percentage amount of this discount and explain to readers your basis for using it.

11.   We will defer our final evaluation of this issue until you provide a reconciliation between the fair value of the common stock as of the date of each grant for the options during the one year period preceding the most recent balance sheet date and through the date of your response and the estimated IPO price of the common stock of K-12, Inc.

12.   Expand your disclosures on page F-18, and elsewhere as applicable, to clearly explain why the expected life of the option term and its forfeiture rate would impact the fair value of your options. Since these factors are not related to the terms of the instrument or the fair value of the underlying common stock, they seem to have no bearing on the fair value of a stock option.

14. Subsequent Events, page F-22

13.   We note in your response to comment 23 that the company has discontinued its
        discussions with Socratic related to the letter of intent. Update your subsequent
        events disclosures on page F-22 and elsewhere, as applicable, to reflect this
        development.

Segment Disclosure

14.   We are considering your response to comment 21, your response to comment 70
        of your September 26, 2007 letter, and the supplemental information provided in
        response to comment 22. We note you state that your chief operating decision
        maker reviews operating results, including expense and revenue information, at an
        aggregate level rather than at a school or regional level.   It is unclear to us how
        an aggregate level evaluation allows him to be sufficiently informed to make
        resource allocation decisions and to assess performance. Please note in paragraph
        12 of SFAS No. 131 that the term chief operating decision maker identifies a
        function, not necessarily a manager with a specific title, and it may be a group
        consisting of several executives. Explain to us why you believe your chief
        executive officer is functioning as the chief operating decision maker as
        contemplated in SFAS No. 131. Also, address in your response each of the
        following questions so that we may understand who is functioning as your
        CODM.
        a. Tell us who reviews your operating performance on a regional basis.
        b. Tell us who reviews your operating performance at the individual school
            system level.
        c. Tell us who evaluates the performance of your regional managers. Tell us
            what he reviews when performing his performance evaluations.
        d. Tell us who makes resource allocation decisions.
        e. We note in MD&A that you have significantly increased your marketing
            and selling expenses - tell us who made this decision.
        f. Tell us who approves capital expenditures.
        g. Tell us who decided to enter into the virtual high school market.

15.   In regard to the above comment, we note you state in the third bullet of your
        response to comment 21 that you "do not maintain separate financial statements
        for our regional or school-specific operations." However, we note on page 31 you
        disclose that you "closely monitor the financial performance of the virtual public
        schools to which we provide turnkey management services." Also, in your
        response to comment 62 of your letter dated September 26, 2007 you indicate that
        you prepare annual operating budgets for schools and compare operating results
        to these budgets during the fiscal year. Based upon this information, it appears
        you do in fact have separate financial information for schools and regions, please
        explain.

Part II

Item 16. Exhibits

16.   We note your response to prior comment 25. We particularly note that each contract in question accounted for over 10% of your revenues for your last completed fiscal year. Your response confirms that the loss of any one agreement would have a material effect on the company's operations and financials condition. Due to the materiality of each separate agreement, we believe that each should be filed as a material contract of the company.

17.   Please file as an exhibit the October 5, 2007 amendment to your Credit Agreement disclosed on page 45.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

cc: William P. O'Neill, Esq.
       Blaise F. Brennan
       Latham & Watkins LLP
       Via facsimile at (202) 637-2201